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                            January 24, 2024

       Kevin Kraus
       Chief Financial Officer
       8X8 Inc.
       675 Creekside Way
       Campbell, CA 95008

                                                        Re: 8X8 Inc.
                                                            Form 10-K for the
Year Ended March 31, 2023
                                                            Form 10-Q for the
Quarter Ended September 30, 2023
                                                            File No. 001-38312

       Dear Kevin Kraus:

              We have reviewed your January 17, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to our January 3, 2024 letter.

       Form 10-Q for the Quarter Ended September 30, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Summary and Outlook, page 19

   1. We note from your response to prior comment 2 that in fiscal 2024, you began evaluating your operational
performance based on change in ARR by customer size category and not specific customer
counts. We also note that you rely on the growth percentage within the specific ARR customer
size categories (i.e. enterprise, mid-market and small business) as a measure of potential
future performance. Please confirm that you will include a
                                                        discussion of
period-over-period change in ARR by customer size category in future filings. In this
regard, you refer here to the increase in enterprise customer ARR from fiscal 2019 to fiscal
2024 without discussing the decrease in enterprise ARR from the comparable period in
fiscal 2023. Similarly, you refer to the percentage of ARR for small business customers in
fiscal 2024 only and do not specifically discuss the percentage of
                                                        ARR from mid-market
customers for either period.
 Kevin Kraus
8X8 Inc.
January 24, 2024
Page 2


       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,
FirstName LastNameKevin Kraus
                                                         Division of
Corporation Finance
Comapany Name8X8 Inc.
                                                         Office of Technology
January 24, 2024 Page 2
cc:       Suzy Seandel
FirstName LastName